                                 April 21, 2004

CONFIDENTIAL

infoUSA Inc.
5711 South 86th Circle
Omaha, Nebraska 68127
Attention: Raj Das

Re: $250,000,000 Senior Secured Credit Facilities - Commitment Letter

Ladies and Gentlemen:

      infoUSA Inc. (the "Borrower"), various lenders (the "Existing Lenders"), and Wells Fargo Bank, National Association, as sole lead arranger, sole book runner and administrative agent (in such capacity, the "Administrative Agent"), are parties to a Credit Agreement dated as of March 25, 2004 (the "Existing Credit Agreement"). Under the Existing Credit Agreement, the Existing Lenders have extended $170 million of revolving and term credit.

      The Borrower has advised Wells Fargo Bank, National Association ("Wells Fargo"), that it intends, through certain wholly-owned subsidiaries (the "Acquisition Sub"), to acquire OneSource Information Services, Inc., a Delaware corporation (the "Target"), by means of a tender offer for not less than 51% of the outstanding shares of the Target followed by a merger (the "Acquisition"). The Borrower has also advised Wells Fargo that in connection with such transaction, certain existing indebtedness of the Target will be refinanced (the "Refinancing") and related premiums, fees and expenses (the "Fee and Expense Payments") will be paid.

      The Acquisition, Refinancing, Fee and Expense Payments and other related transactions are collectively referred to herein as the "Transaction". The approximate amounts to be expended in connection with the Transaction, and assuming that the Existing Credit Agreement is refinanced, are set forth in the Sources and Uses Table attached as Addendum II to the Summary of Terms, Senior Secured Credit Facilities (the "Senior Term Sheet") attached hereto as Annex A. The term "Credit Parties" as used herein refers collectively to the Borrower, the Target, the Acquisition Sub and all subsidiary guarantors of such companies after giving effect to the consummation of the Transaction. The Senior Secured Credit Facilities described in the Senior Term Sheet are referred to herein as the "Senior Secured Credit Facilities".

      Wells Fargo is pleased to inform the Borrower that it hereby commits to provide the entire principal amount of the Senior Secured Credit Facilities and to act as the sole and exclusive lead arranger, administrative agent and sole book runner (the "Lead

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infoUSA Inc.
April 21, 2004
Page 2 of 7


Arranger") for the Senior Secured Credit Facilities and to arrange for a syndicate of financial institutions and other "accredited investors" (as defined in SEC regulations; each such financial institution and accredited investor, including Wells Fargo, being a "Lender" and, collectively, the "Lenders") to participate in the Senior Secured Credit Facilities. The Lead Arranger shall determine whether to amend the Existing Credit Agreement or to refinance the indebtedness arising under the Existing Credit Agreement in connection with providing the Senior Secured Credit Facilities.

      The Lead Arranger's fees for such services are set forth in the accompanying confidential fee letter (the "Fee Letter"). The Borrower agrees that no other agents or advisors will be engaged or appointed and no compensation (other than that expressly contemplated by the Fee Letter) will be paid for the placement of the Facilities unless the Borrower and the Lead Arranger shall so agree.

      Wells Fargo is satisfied with the results of its diligence investigation of the Borrower, the Target and their subsidiaries. Wells Fargo's commitment shall not be subject to further diligence unless Wells Fargo shall become aware of any information relating to conditions or events not previously disclosed to Wells Fargo or constituting new information or additional developments concerning conditions or events previously disclosed to Wells Fargo which, in its judgment, is inconsistent with the information theretofore provided to Wells Fargo and which Wells Fargo reasonably deems materially adverse in respect of the condition (financial or otherwise), business, operations, debt service capacity, properties, assets, accounting treatment, liabilities (including environmental liabilities ) or prospects of the Borrower, the Target and their subsidiaries.

      The foregoing commitment and all undertakings and agreements hereunder are expressly subject to (i) no material adverse change in the business, assets, condition (financial or otherwise), operations, liabilities (whether contractual, environmental or otherwise), properties, Projections or prospects of the Borrower and its subsidiaries taken as a whole or the Target since December 31, 2003, or in the facts and information as represented to date, (ii) no material disruption or material adverse change in the financial or capital markets generally or in the market for syndicated credit facilities that could in the sole discretion of the Lead Arranger be expected to materially adversely affect the syndication of the Senior Secured Credit Facilities, (iii) the satisfaction of the terms and conditions of this letter, the Senior Term Sheet and the other annexes and schedules attached hereto (together, this "Commitment Letter") and the Fee Letter in a manner acceptable to Wells Fargo, and (iv) the absence of any competing offering, placement or arrangement for any debt security or bank financing by or on behalf of any of the Credit Parties.

      The Lead Arranger will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among potential Lenders, any titles offered to potential Lenders and the amount and distribution of fees among the Lenders. The Borrower agrees

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infoUSA Inc.
April 21, 2004
Page 3 of 7


that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation other than as expressly set forth in the Senior Term Sheet and the Fee Letter will be paid in connection with the Senior Secured Credit Facilities unless the Borrower and the Lead Arranger shall so agree. The Borrower shall actively assist the Lead Arranger in completing a syndication satisfactory to it. Such assistance shall include (i) the Borrower using reasonable efforts to ensure that the syndication efforts benefit materially from the existing lending and investment banking relationships of the Credit Parties, (ii) the Borrower using reasonable efforts to make certain members of the management of the Credit Parties, as well as its consultants and advisors, are available during regular business hours to answer questions regarding the Senior Secured Credit Facilities, (iii) the Credit Parties providing or causing to be provided to the Lead Arranger all information reasonably deemed necessary by it to complete syndication and the Credit Parties assisting in the preparation of a confidential informational memorandum to be used in connection with the syndication, and (iv) the hosting by the Credit Parties of meetings with prospective Lenders. Unless this letter is terminated by the Lead Arranger or the Borrower, the Borrower also agrees to refrain from any activity in the capital markets and the private placement market from the date the Borrower signs this letter until the execution and delivery of the Credit Agreement by the parties thereto (the "Closing") and the arrangement and syndication has been successfully completed.

      The Borrower hereby represents that (i) all information, other than Projections (as defined below), which has been or is hereafter made available to the Lead Arranger or the other Lenders by any of the Credit Parties or any of their representatives in connection with the transactions contemplated hereby (the "Information") has been reviewed and analyzed by the Borrower in connection with the performance of its own due diligence and is or will be, in the case of Information made available after the date hereof, complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made, and (ii) all financial projections concerning the Credit Parties that have been or are hereafter made available to the Lenders by the Credit Parties or any of their representatives in connection with the transactions contemplated hereby (the "Projections") have been or will be, in the case of Projections made available after the date hereof, prepared in good faith based upon reasonable assumptions. The Borrower shall supplement the Information and the Projections from time to time until the closing date so that the representation and warranty in the preceding sentence is correct on the closing date. In arranging and syndicating the Senior Secured Credit Facilities, Wells Fargo and each Lender that issues a commitment letter to provide a portion of the Senior Secured Credit Facilities or agrees to amend the Existing Credit Facility will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until the initial funding under a definitive financing agreement and thereafter the disclosure representations contained herein shall be superseded by those contained in such definitive financing agreement.

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infoUSA Inc.
April 21, 2004
Page 4 of 7


      The Borrower shall pay the Lead Arranger's reasonable costs and expenses (including the reasonable fees and expenses of counsel (including allocated costs of internal counsel), reasonable professional fees of consultants and other experts and reasonable out-of-pocket expenses, including without limitation syndication expenses) incurred before or after the date of this Commitment Letter arising in connection with this Commitment Letter, the definitive financing agreement, the syndication of the Senior Secured Credit Facilities and the other transactions contemplated hereby.

      The Borrower shall indemnify and hold harmless the Lead Arranger and each Lender (including Wells Fargo) and their respective affiliates and each director, officer, employee, agent, attorney and affiliate thereof (each such person, an "indemnified person") from and against any losses, claims, damages, liabilities or other expenses to which an indemnified person may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the Transaction, whether or not actually completed and the other transactions contemplated by this Commitment Letter, the Fee Letter, the extension of the financing contemplated hereby, the Senior Secured Credit Facilities or any use or intended use of the proceeds of any of the loans and other extensions of credit contemplated hereby, and to reimburse each indemnified person for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such investigation, litigation or other proceeding (whether or not any such investigation, litigation or other proceeding involves claims made between any Credit Party or any third party and any such indemnified person, and whether or not any such indemnified person is a party to any investigation, litigation or proceeding out of which any such expenses arise); provided, however, that the indemnity contained herein shall not apply to the extent that it is determined in a final nonappealable judgment by a court of competent jurisdiction that such losses, claims, damages, liabilities or other expenses result from the gross negligence or willful misconduct of such indemnified person. The obligations to indemnify each indemnified person and to pay such legal and other expenses shall remain effective until the initial funding under a definitive financing agreement and thereafter the indemnification and expense reimbursement obligations contained herein shall be superseded by those contained in such definitive financing agreement. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through internet, Intralinks or similar information transmission systems in connection with the Senior Secured Credit Facilities. No indemnified person shall be responsible or liable to any other party or any other person for any indirect, consequential or special damages. The foregoing provisions of this paragraph shall be in addition to any rights that any indemnified person may have at common law or otherwise.

      Wells Fargo and its affiliates may be providing or proposing to provide debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Credit Parties or their affiliates may have conflicting interests because of the Transaction or other relationships. The Borrower acknowledges that

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infoUSA Inc.
April 21, 2004
Page 5 of 7


Wells Fargo has no obligation to use any confidential information from such other companies in connection with the Transaction, or to furnish any such confidential information to any Credit Parties.

      This Commitment Letter and the Fee Letter are intended solely for the benefit of the Borrower, Wells Fargo, each Lender who issues a commitment letter to provide a portion of the Senior Secured Credit Facilities or agrees to amend the Existing Credit Facility and each indemnified person and nothing in this Commitment Letter or the Fee Letter, express or implied, shall give any person other than the foregoing, any beneficial or legal right, remedy or claim hereunder. Neither this Commitment Letter nor the Fee Letter is assignable (and any purported assignment shall be null and void) and neither may be relied upon by any other person or entity. Each of this Commitment Letter and the Fee Letter is confidential and shall not be disclosed by any of the parties hereto to any person other than such party's accountants, attorneys and other advisors, and, in the case of Wells Fargo, its affiliates and prospective Lenders, purchasers and assignees, and then only on a confidential basis and in connection with the Transaction and the related transactions contemplated herein. Any disclosure to an advisor may be made for the sole purpose of evaluating and advising on the offer of financing made in this Commitment Letter and may not be used by such advisor in formulating any offer of financing by such advisor or an affiliate. Additionally, any of the parties hereto may make such disclosures of this Commitment Letter as are required by regulatory authority, law or judicial process or as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; provided that such party will use its commercially reasonable efforts to notify the other parties hereto of any such disclosure prior to making such disclosure. The Lead Arranger hereby consents to the disclosure of this Commitment Letter (but not the Fee Letter) on a confidential basis to the Target and its financial and legal advisors for their use in connection with their evaluation of the Borrower's proposal for the Acquisition.

      If this Commitment Letter and the Fee Letter are not accepted by the Borrower as provided for below, the Borrower shall immediately return this Commitment Letter and the Fee Letter (and any copies hereof and thereof) to the undersigned or confirm to the undersigned that they have been destroyed.

      Notwithstanding anything herein to the contrary, Wells Fargo, the Borrower and each of their respective affiliates (and each of their respective employees, representatives or other agents) are expressly authorized to disclose to any and all persons, without limitation of any kind, the "tax treatment" and "tax structure" (in each case, within the meaning of Treasury Regulation Section 1.6011-4) of any of the transactions contemplated hereunder and all materials of any kind (including opinions or other tax analyses) that are provided to Wells Fargo, the Borrower or any of their respective affiliates (and any such employees, representatives or agents) relating to such tax treatment and tax structure; provided that, with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of such transactions as well as other information, this

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infoUSA Inc.
April 21, 2004
Page 6 of 7


sentence shall only apply to such portions of the document or similar item that relate to the tax treatment or tax structure of such transactions.

      This offer will terminate on April 22, 2004, unless on or before that date the Borrower signs and returns a copy of this Commitment Letter and the Fee Letter to Wells Fargo at MAC N9305-051, Sixth and Marquette, Minneapolis, MN 55479, Fax: (612) 667-7266, attention Steven R. Ashley. The commitments herein provided for will also expire at the earliest of (i) the termination of any acquisition or merger agreement; (ii) the closing of the Transaction without the use of the Senior Secured Credit Facilities; or (iii) the close of business on August 31, 2004, if the closing of the tender offer portion of the Transaction has not occurred by such time; provided, however, that any term or provision hereof to the contrary notwithstanding all of the Borrower's obligations hereunder in respect of indemnification, confidentiality and fee and expense reimbursement shall survive any termination of the commitments pursuant to this paragraph.

      THIS COMMITMENT LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF MINNESOTA. Each of the undersigned parties hereby knowingly, voluntarily and intentionally waives any rights it may have to a trial by jury in respect of any litigation based hereon, or arising out of or in connection with, this Commitment Letter and the Fee Letter, and any course of conduct, course of dealing, statements (whether oral or written) or actions of any of the undersigned parties in connection herewith or therewith. The parties hereto submit to the nonexclusive jurisdiction of the Federal and State courts located in Hennepin County, Minnesota in connection with any dispute related to this Commitment Letter, the Fee Letter or any of the matters contemplated hereby or thereby. This Commitment Letter and the Fee Letter constitute the entire understanding among the parties hereto with respect to the subject matter hereof and replace and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Commitment Letter may not be amended or waived except by an instrument in writing signed by each party hereto. This Commitment Letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

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infoUSA Inc.
April 21, 2004
Page 7 of 7


      Wells Fargo appreciates having been given the opportunity to be involved in the Transaction.

                                          Very truly yours,

                                          WELLS FARGO BANK,
                                          NATIONAL ASSOCIATION


                                          By: /s/ Steven R. Ashley
                                             -----------------------------------
                                          Name: Steven R. Ashley
                                          Title:  Senior Vice President

Acknowledged and Agreed:

infoUSA Inc.

By: /s/ Raj Das
   _______________________________
Name:  Raj Das
Title:  Chief Financial Officer

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
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                                     ANNEX A

                                SUMMARY OF TERMS
                        SENIOR SECURED CREDIT FACILITIES

            The following summarizes selected terms for certain senior secured credit facilities (the "Senior Secured Credit Facilities") to be made available to infoUSA Inc.(the "Borrower") by Wells Fargo Bank, National Association ("Wells Fargo"), in the aggregate amount of $250 million, the proceeds of which would be used, among other things, in connection with the proposed acquisition (the "Acquisition") of OneSource Information Services, Inc. (the "Target") by the Borrower and certain of its affiliates.

            The Borrower, various lenders (the "Existing Lenders"), and Wells Fargo Bank, National Association, as sole lead arranger, sole book runner and administrative agent, are parties to a Credit Agreement dated as of March 25, 2004 (the "Existing Credit Agreement"). Under the Existing Credit Agreement, the Existing Lenders have extended $170 million of revolving and term credit.

            The Senior Secured Credit Facilities described below shall be made available to the Borrower by means of amending the Existing Credit Agreement to increase the amount of term debt or refinancing all indebtedness arising under the Existing Credit Agreement so that the Borrower has combined revolving and term credit facilities in the amount of $250 million.

            This Summary of Terms is intended merely as an outline of certain of the material terms of the Senior Secured Credit Facilities and does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to the Senior Secured Credit Facilities and it is not intended to limit the scope of discussion and negotiation of any matters not inconsistent with the specific matters set forth herein.

BORROWER:               infoUSA Inc., a Delaware corporation (the "Borrower").

LEAD ARRANGER AND       Wells Fargo Bank, National Association ("Administrative
SOLE BOOK RUNNER:       Agent" or "Wells Fargo").

ADMINISTRATIVE          Wells Fargo will act as sole and exclusive administrative
AGENT:                  and collateral agent.

LENDERS:                A syndicate of financial institutions (including Wells
                        Fargo) arranged by Wells Fargo, which institutions shall be acceptable to the Administrative Agent in consultation with the Borrower

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CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
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
                        (collectively, the "Lenders").

TRANSACTION:            The acquisition by a tender offer for not less than 51%
                        of the shares, followed by the merger, of OneSource
                        Information Services, Inc. ("Target") with a newly
                        created subsidiary of the Borrower, and the amendment or
                        refinancing (if necessary) of the Borrower's existing
                        bank credit facilities under the Credit Agreement dated
                        as of March 25, 2004 by and among the Borrower, the
                        Administrative Agent and various lenders (the "Existing
                        Credit Agreement").

GUARANTORS:             The Senior Secured Credit Facilities shall be guaranteed
                        by all existing and future direct and indirect
                        subsidiaries of the Borrower (collectively, the
                        "Guarantors"); provided, however, that non-U.S.
                        subsidiaries shall only be required to deliver
                        guaranties to the extent it would not result in material
                        increased tax liabilities for the Credit Parties. All
                        guarantees shall be guarantees of payment and not of
                        collection.

SENIOR SECURED          An aggregate principal amount of up to $250 million
CREDIT FACILITIES:      consisting of a Revolving Facility, a Term Facility A
                        and a Term Facility B.

REVOLVING FACILITY:     $50 million revolving credit facility (the "Revolving
                        Facility"), which will include a $10 million sublimit
                        for the issuance of standby and commercial letters of
                        credit (each a "Letter of Credit") and a $5 million
                        sublimit for swing line loans (each a "Swing Line
                        Loan"). Letters of Credit will be issued by Wells Fargo
                        (in such capacity, the "Letter of Credit Issuing
                        Lender") and Swing Line Loans will be made available by
                        Wells Fargo, and each Lender having a revolving
                        commitment will purchase an irrevocable and
                        unconditional participation in each Letter of Credit and
                        Swing Line Loan.

TERM FACILITIES:        $120 million term credit facility, already outstanding
                        under the Existing Credit Agreement ("Term Facility A");
                        and

                        $80 million multiple advance term credit facility
                        ("Term Facility B").

PURPOSE: The proceeds of the Senior Secured Credit Facilities shall be used to finance: (i) the Transaction; (ii) permitted acquisitions; (iii) working capital; (iv) capital expenditures; (v) Transaction fees and expenses;
                        and (vi) lawful, general corporate purposes.

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CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
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
INITIAL CLOSING         The Existing Credit Agreement closed on March 25, 2004
DATE:                   (the "Initial Closing Date").

TERM FACILITY B         The date the initial loans are made under Term Facility
CLOSING DATE            B which shall not be later than June 30, 2004 ("Term
                        Facility B Closing Date"). The final disbursement of
                        loans under Term Facility B shall be made not later than
                        August 31, 2004.

INTEREST RATES:         As set forth in Addendum I.

MATURITY:               The Revolving Facility shall terminate and all amounts
                        outstanding thereunder shall be due and payable in full
                        on the third anniversary of the Initial Closing Date.

                        Term Facility A shall be subject to repayment according to the Term A Scheduled Amortization (defined below) and mandatory prepayment events, with the final payment of all amounts outstanding thereunder being due and payable in full on March 25, 2009 (i.e., the fifth anniversary of the Initial Closing Date).

                        Term Facility B shall be subject to repayment according to the Term B Scheduled Amortization (defined below) and mandatory prepayment events, with the final payment of all amounts outstanding thereunder being due and payable in full on the sixth anniversary of the Term Facility B
                        Closing Date.

TERM A SCHEDULED        Term Facility A will be payable in quarterly principal
AMORTIZATION:           installments as shown below:

                        SCHEDULED REPAYMENT DATE                        AMOUNT

                        the last business day of the calendar        $ 5,000,000
                        quarter ending June 30, 2004, and the last
                        business day of each calendar quarter
                        thereafter to and including the calendar
                        quarter ending March 31, 2005

                        the last business day of the calendar         $6,250,000
                        quarter ending June 30, 2005,
                        and the last business day of each
                        calendar quarter thereafter to and
                        including the calendar quarter ending
                        December 31, 2008

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CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
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
                        on the fifth anniversary of the Initial    all remaining
                        Closing Date                               principal

TERM B SCHEDULED        Term Facility B will be payable beginning September 30,
AMORTIZATION:           2004, in quarterly principal installments equal to 0.25%
                        of the outstanding principal balance of Term Facility B
                        loans immediately after the final disbursement under
                        that facility, and in one final payment on the sixth
                        anniversary of the Term Facility B Closing Date equal to
                        the remaining unpaid principal balance.

MANDATORY               In addition to the scheduled amortization, the Term
PREPAYMENTS OF          Facilities shall be prepaid by an amount equal to (i)
TERM FACILITIES:        100% of the net cash proceeds of all asset sales by the
                        Borrower or any subsidiary of the Borrower (including
                        sales of stock of subsidiaries), net of selling expenses
                        and taxes to the extent such taxes are paid; (ii) 100%
                        of casualty insurance net proceeds not reinvested in the
                        Borrower (iii) 100% of the net cash proceeds from the
                        issuance of any debt by the Borrower or any of its
                        subsidiaries (other than pursant to this Term Sheet);
                        (iv) 50% of the net cash proceeds from the issuance of
                        equity by the Borrower or any of its subsidiaries, and
                        (v) as set forth below under the heading "Excess Cash
                        Flow Recapture"

EXCESS CASH FLOW        Until the Borrower's Leverage Ratio is 2.50x or less for
RECAPTURE:              two consecutive quarters, each year, not later than 15
                        days after the Borrower's audited financial statements
                        are due, the Borrower shall prepay the Term Facilities
                        in an aggregate amount equal to 50% of Excess Cash Flow
                        (to be defined) from the prior year's operations, such
                        amount to be divided pro-rata among Term Facility A and
                        Term Facility B.

APPLICATION OF          Mandatory prepayments will be applied pro-rata to the
MANDATORY               Term Facilities and shall be applied to principal
PREPAYMENTS;            installments in inverse order of maturity. If Term
OPTION NOT TO           Facility A has been fully repaid, the entire amount of
RECEIVE:                mandatory prepayments shall be applied to Term Facility
                        B. Notwithstanding the foregoing, each Lender having a
                        Term Facility B commitment may elect not to accept a
                        mandatory prepayment, in which case such Lender's
                        portion shall be applied to Term Facility A.

SECURITY:               The Senior Secured Credit Facilities will be secured by
                        a first

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
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
                        priority perfected security interest in (i) all of the capital stock of each of the existing and future domestic subsidiaries (direct or indirect) of the Borrower, which capital stock shall not be subject to any other lien or encumbrance; (ii) the capital stock of each existing and future foreign subsidiary (direct or indirect) of the Borrower, to the extent doing so would not result in material increased tax liabilities for the Credit Parties, which capital stock shall not be subject to any other lien or encumbrance; and (iii) all other present and future assets and properties of the Borrower and its subsidiaries (including, without limitation, accounts receivable, real property, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles), provided, however, that non-U.S. subsidiaries shall only be required to grant security interests to the extent doing so would not result in material increased tax liabilities for the Credit Parties.

                        The foregoing security shall ratably secure the Senior
                        Secured Credit Facilities and any interest rate swap/foreign currency swap or similar agreements with a Lender or its affiliates under the Senior Secured Credit
                        Facilities.

                        Negative pledge on all assets of the Borrower and Guarantors other than the stock of the Target, subject to customary permitted liens to be agreed upon.

OPTIONAL                The Borrower may prepay the Senior Secured Credit
PREPAYMENTS AND         Facilities in whole or in part at any time without
COMMITMENT              penalty, subject to reimbursement of the Lenders'
REDUCTIONS:             breakage and redeployment costs in the case of
                        prepayment of LIBOR borrowings. Prepayments of the Term
                        Facility shall be applied to installments in inverse
                        order of maturity. The unutilized portion of any
                        commitment under the Senior Secured Credit Facilities in
                        excess of the Swing Line Loans and the stated amount of
                        all Letters of Credit may be irrevocably canceled by the
                        Borrower in whole or in part.

CONDITIONS              The closing of the Senior Secured Credit Facilities will
PRECEDENT TO            be subject to satisfaction of the conditions precedent
CLOSING:                deemed appropriate by the Administrative Agent and the
                        Lenders including, but not limited to, the following:

                        1. The acquisition of the Target (the "Acquisition") shall be accomplished by a tender offer for not less than 51% of the common stock of the Target followed by a merger. All aspects

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CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
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
                        of the structure used to consummate the Acquisition and the definitive documentation relating thereto (the
                        "Definitive Acquisition Documents") shall be in form and substance satisfactory to Lead Arranger and Lenders. The
                        Definitive Acquisition Documents shall be in full force and effect and in compliance in all material respects with applicable laws and regulations. All aspects of the Acquisition shall be consummated in accordance with the Definitive Acquisition Documents and no provision thereof shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of Lead Arranger and Lenders.

                        2. No material change to the corporate and capital structure of Borrower and Guarantors.

                        3. The definitive documentation evidencing the Credit
                        Facilities (the "Definitive Financing Documents") shall be prepared by counsel to Lead Arranger and shall be in form and substance satisfactory to Lead Arranger and Lenders and shall have been executed and delivered by Borrower and Guarantors. Such Definitive Financing
                        Documents shall include (i) customary closing documentation, including legal opinions, officers' certificates, solvency opinions or certificates, resolutions, corporate and public records and the like, and (ii) such documentation and actions as may be necessary to create a perfected first priority lien in the collateral described above.

                        4. The Lead Arranger and Lenders shall have received (i) the unaudited financial statements of Borrower and its subsidiaries and the Target and its subsidiaries dated
                        March 31, 2004; (ii) a final statement of sources and uses of funds regarding the Transaction; (iii) final projected financial statements (including balance sheets and statements of operations, stockholders' equity and cash flow) of Borrower and its subsidiaries for the six-year period after the Term Facility B Closing Date;
                        and (iv) a pro forma opening balance sheet for Borrower and its subsidiaries as of the Term Facility B Closing
                        Date after giving effect to the Transaction and the financings contemplated hereby.

                        5. At least 51% of the issued and outstanding shares of the Target shall have been tendered and not withdrawn.

                        6. Closing Leverage Ratio (Total Funded Debt at
                        Closing/Combined EBITDA) not greater than 3.00x on the

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


                        Term Facility B Closing Date, assuming (i) Total Funded
                        Debt on the Term Facility B Closing Date means Total
                        Funded Debt of Borrower minus all cash of Target greater than $3 million, (ii) 100% of the Target's shares have been tendered, (iii) the entire purchase price for the Target's stock had been funded, including all costs associated with the Acquisition such as breakup and underwriting fees and fees associated with redemption and repayment of the Target's indebtedness, and (iv)
                        Combined EBITDA means the combined EBITDA of the Borrower and the Target. "EBITDA" means, with respect to any period: (i) (A) net income for such period, determined in accordance with GAAP, excluding (B) non-operating gains and losses, plus (ii) (A) interest expense, (B) tax expense (C) depreciation and amortization expense, (D) transaction expenses incurred in connection with the Transaction that are not capitalized (E) other extraordinary and non-recurring items to be agreed on (to include litigation charges relating to the Claude Shoch matter), (F) accounting adjustments relating to the treatment of deferred revenue of the Target, (G) prepayment premiums incurred in retiring subordinated notes, and (H) unamortized fees related to the Borrower's indebtedness under the Bank of America credit facility.

                        7. Except as specifically disclosed in the Borrower's or the Target's SEC Documents, since December 31, 2003, there has been no change in the business, assets, liabilities, results of operations or financial condition of the Borrower or the Target which individually or in the aggregate would reasonably be expected to have a material adverse effect on the Borrower or the Target.

                        8. All material governmental, shareholder and third party approvals necessary or advisable in connection with the Transaction, the financings contemplated hereby and the continuing operations of the business of Borrower and Target and their respective subsidiaries shall have been obtained and be in full force and effect and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose material adverse conditions on the Transaction or the financing thereof and no law or regulation shall be applicable which could reasonably be expected to have such effect.

                        9. Target shall have repaid in full and terminated all

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


                        commitments relating to its credit facility with Silicon
                        Valley National Bank and all liens related thereto shall have been released.

                        10. Lead Arranger and Lenders shall have received any information reasonably necessary to conduct legal due diligence investigations of the Borrower, Target their respective subsidiaries and the Transaction, and shall be satisfied with the results of such investigations.

                        11. There shall not exist any material disruption or material adverse change in the financial or capital markets generally or for Borrower or Guarantors in particular or in the market for syndicated credit facilities that could in the good faith judgment of Lead
                        Arranger be expected to materially adversely affect the syndication of the Credit Facilities; and there shall not exist any competing offering, placement or arrangement for any debt security or bank financing by or on behalf of Borrower or any Guarantor.

                        12. All fees and expenses to be paid on or prior to the Closing Date to Lead Arranger and Lenders shall have been paid in full.

                        13. Evidence that the Borrower shall have redeemed all notes issued under the Bond Indenture dated June 18, 1998 among the Borrower and State Street Bank and Trust
                        Company of California, N.A., as Trustee (the
                        "Indenture") or receipt of a satisfactory opinion of the Borrower's counsel regarding the Borrower's ability to enter into the Definitive Financing Documents under the terms of the Indenture.

                        14. S&P and Moodys shall have reviewed the proforma combined financial statements of the Borrower and the Target (after giving effect to the Transaction) and assigned a rating.

CONDITIONS              Usual and customary for transactions of this type, to
PRECEDENT TO ALL        include without limitation: (i) all representations and
LOANS:                  warranties are true and correct as of the date of each
                        loan, (ii) no event of default under the Senior Secured
                        Credit Facilities or incipient default has occurred and
                        is continuing, or would result from such loan, and (iii)
                        until consummation of the merger with the Target, afer
                        giving effect to any requested loan, the sum of the
                        amount available to be drawn on the Revolving Facility
                        plus cash at the Target shall be not less than $25
                        million.

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


REPRESENTATIONS         Usual and customary for transactions of this type, to
AND WARRANTIES:         include without limitation: (i) corporate existence and
                        status; (ii) corporate power and
                        authority/enforceability; (iii) no violation of law or
                        contracts or organizational documents; (iv) no material
                        litigation; (v) correctness of specified financial
                        statements and no material adverse change; (vi) no
                        absence of required governmental or third party
                        approvals; (vii) use of proceeds/compliance with margin
                        regulations; (viii) status under Investment Company Act;
                        (ix) ERISA matters; (x) environmental matters; (xi)
                        payment of taxes; and (xii) accuracy of disclosure; and
                        (xiii) perfected liens and security interests.

COVENANTS:              Usual and customary for transactions of this type, to
                        include without limitation: (i) delivery of financial
                        statements and other reports; (ii) delivery of
                        compliance certificates; (iii) delivery of notices of
                        default, material litigation and material governmental
                        and environmental proceedings; (iv) compliance with laws
                        (including environmental laws and ERISA matters) and
                        material contractual obligations; (v) payment of taxes;
                        (vi) maintenance of insurance; (vii) limitation on
                        liens; (viii) limitation on mergers, consolidations and
                        sales of assets; (ix) limitation on incurrence of debt;
                        (x) limitation on transactions with affiliates; (xi)
                        limitations on restricted payments, (xii) limitation on
                        permitted acquisitions and investments, and (xiii) a
                        basket for cash dividends paid on common stock during
                        each period set forth below:

                                                            Common Stock
                        Period                         Cash Dividend Basket
                        ------                         --------------------
                        before March 25, 2005            Up to $10,000,000

                        March 25, 2005 through           Up to $15,000,000
                        March 24, 2006

                        March 25, 2006 and               Up to $20,000,000
                        thereafter                          per loan year

                        All dividend payments will be contingent upon no Event of Default existing immediately before or after such declaration or payment and the Borrower's Leverage Ratio being not more than 2.50x after giving effect to any payment.

                        The Borrower shall not take any action to stop or interfere with

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


                        the Trustee's actions to redeem the notes issued under the Indenture.

FINANCIAL COVENANTS:    Financial covenants shall include

                        1. Maximum Total Leverage Ratio. Maintenance on a rolling four quarter basis of a Maximum Total Leverage
                        Ratio (Total Funded Debt/EBITDA) of 3.50x on the Term
                        Facility B Closing Date, with step-downs to be agreed upon.

                        2. Minimum Fixed Charge Coverage Ratio. Maintenance on a rolling four quarter basis of a Minimum Fixed Charge
                        Coverage Ratio (EBITDA less Capital Expenditures)/(Cash
                        Interest Expense plus Scheduled Principal Repayments plus Cash Taxes plus Restricted Payments) of 1.15x.

                        3. Minimum Net Worth. Maintenance at all times of a Minimum Net Worth of 80% of Borrower's stockholder's equity as of December 31, 2003, with step-ups equal to 50% of net income (with no deduction for net losses) and 100% of the proceeds of any equity issuances.

EVENTS OF DEFAULT:      Usual and customary in transactions of this type, to
                        include without limitation: (i) nonpayment of principal,
                        interest, fees or other amounts, (ii) violation of
                        covenants (with cure periods as applicable), (iii)
                        inaccuracy of representations and warranties, (iv)
                        cross-default to other material agreements and
                        indebtedness, (v) bankruptcy and other insolvency
                        events, (vi) material judgments, (vii) ERISA matters,
                        (viii) actual or asserted invalidity of any loan
                        documentation or security interests, and (ix) change of
                        control.

ASSIGNMENTS AND         The Lenders may assign all or in acceptable minimum
PARTICIPATIONS:         amounts any part of their shares of the Senior Secured
                        Credit Facilities to their affiliates, to other Lenders,
                        or to one or more financial institutions or other
                        accredited investors that are Eligible Assignees (to be
                        defined) which are acceptable to the Borrower (unless a
                        default has occurred and is continuing) and the
                        Administrative Agent, such consent not to be
                        unreasonably withheld, provided that the Borrower's
                        consent need not be obtained for assignments occurring
                        during the first 30 days following the Term Facility B
                        Closing Date. Assignments will be in minimum amounts of
                        $5,000,000 for the Revolving Facility and $1,000,000 for
                        the Term Facilities and shall be subject to payment of a
                        fee to the Administrative Agent. The Lenders will have
                        the right to sell participations, subject to

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


                        customary limitations on voting rights, in their shares of the Senior Secured Credit Facilities.

WAIVERS AND             Amendments and waivers of the provisions of the loan
AMENDMENTS:             agreement and other Definitive Financing Documents will
                        require the approval of Lenders holding loans and
                        commitments representing more than 50% of the aggregate
                        amount of loans and commitments under the Senior Secured
                        Credit Facilities, except that the consent of all of the
                        Lenders affected thereby shall be required with respect
                        to (a) increases in the commitment of such Lenders, (b)
                        reductions of principal, interest or fees, (c)
                        extensions of scheduled maturities or times for payment,
                        and (d) releases of all or substantially all of the
                        collateral and the Guarantors.

INDEMNIFICATION:        The Borrower shall indemnify the Administrative Agent,
                        Wells Fargo and the Lenders and their respective
                        affiliates from and against all losses, liabilities,
                        claims, damages or expenses arising out of or relating
                        to the Senior Secured Credit Facilities, the Borrower's
                        use or proposed use of loan proceeds (including but not
                        limited to the Acquisition, whether or not completed) or
                        the commitments, including, but not limited to,
                        reasonable attorneys' fees (including the allocated cost
                        of internal counsel) and settlement costs. This
                        indemnification shall survive and continue for the
                        benefit of the indemnitees at all times after the
                        Borrower's acceptance of the Lenders' commitments for
                        the Senior Secured Credit Facilities, notwithstanding
                        any failure of the Senior Secured Credit Facilities to
                        close.

GOVERNING LAW:          State of Minnesota.

LEAD ARRANGER AND       Faegre & Benson, LLP
ADMINISTRATIVE
AGENT'S COUNSEL:

PRICING/FEES/           As set forth in Addendum I.
EXPENSES:

OTHER: This Summary of Terms is intended as an outline of certain of the material terms of the Senior Secured
                        Credit Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions, which would

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


                        be contained in definitive documentation for the Senior
                        Secured Credit Facilities.

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


                                   ADDENDUM I

                        INTEREST RATES, FEES AND EXPENSES

COMMITMENT FEE:         The Borrower will pay a fee (the "Commitment Fee"),
                        determined in accordance with the Performance Pricing
                        grid set forth below, on the unused portion of each
                        Lender's share of the Senior Secured Credit Facilities.
                        The Commitment Fee is payable quarterly in arrears
                        commencing upon Closing. Swing Line Loans will not be
                        deemed to be utilization for purposes of calculating the
                        Commitment Fee.

INTEREST RATES:         The Revolving Facility and Term Facility shall bear
                        interest at a rate equal to LIBOR plus the Applicable
                        Margin or the Alternate Base Rate (to be defined as the
                        higher of (i) the Wells Fargo prime rate and (ii) the
                        Federal Funds rate plus 0.50%) plus the Applicable
                        Margin. The Applicable Margin in each case shall be
                        determined in accordance with the Performance Pricing
                        grid set forth below.

                        If during the 180 day period following the initial funding, any breakage costs, charges or fees are incurred with respect to LIBOR loans on account of the syndication of the Senior Secured Credit Facilities, the Borrower shall immediately reimburse the Administrative
                        Agent for any such costs, charges or fees. Such right of reimbursement shall be in addition to and not in limitation of customary cost and yield protections. Each
                        Swing Line Loan shall bear interest at the Alternate
                        Base Rate plus the Applicable Margin.

                        The Borrower may select interest periods of 1, 2, 3 or 6 months for LIBOR loans, subject to availability.
                        Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

                        A default rate shall apply on all loans in the event of default under the Senior Secured Credit Facilities at a rate per annum of 2% above the applicable interest rate.

PERFORMANCE             The Commitment Fee and Applicable Margin for any fiscal
PRICING:                quarter, shall be the applicable rate per annum set
                        forth in the table below opposite the Total Leverage
                        Ratio determined as of the last day of the immediately
                        preceding fiscal quarter.

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------



                        Applicable Margin for LIBOR Loans              Applicable Margin for Alternate
                                                                              Base Rate Loans
---------------------------------------------------------------------  -----------------------------
                                                     Term     Term                 Term       Term
              Total         Commitment  Revolving  Facility  Facility  Revolving  Facility  Facility
Level     Leverage Ratio       Fee      Facility      A         B      Facility      A          B
-----  -------------------  ----------  ---------  --------  --------  ---------  --------  --------
I      > or equal to 3.00x      0.50%       2.75%     2.75%     3.00%      1.75%     1.75%     2.00%

II     > or equal to 2.50x      0.50%       2.50%     2.50%     2.75%      1.50%     1.50%     1.75%
       < 3.00x

III    > or equal to 2.00x      0.40%       2.25%     2.50%     2.75%      1.25%     1.50%     1.75%
       < 2.50x

IV     < 2.00x                  0.30%       2.00%     2.50%     2.75%      1.00%     1.50%     1.75%


CALCULATION OF          Other than calculations in respect of interest at the
INTEREST AND FEES:      Wells Fargo prime rate (which shall be made on the basis
                        of actual number of days elapsed in a 365/366 day year),
                        all calculations of interest and fees shall be made on
                        the basis of actual number of days elapsed in a 360-day
                        year.

COST AND YIELD          Customary for transactions and facilities of this type,
PROTECTION:             including, without limitation, in respect of breakage or
                        redeployment costs incurred in connection with
                        prepayments, changes in capital adequacy and capital
                        requirements or their interpretation, illegality,
                        unavailability, reserves without proration or offset and
                        payments free and clear of withholding or other taxes.

LETTER OF CREDIT        Letter of credit fees are due quarterly in arrears to be
FEES:                   shared proportionately by the Lenders. Fees will be
                        equal to the Applicable Margin for revolving LIBOR loans
                        on a per annum basis plus a fronting fee of 0.125% per
                        annum to be paid to the Letter of Credit Issuing Lender
                        for its own account. Fees will be calculated on the
                        aggregate stated amount for each Letter of Credit for
                        the stated duration thereof.

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


EXPENSES:               The Borrower will pay all reasonable costs and expenses
                        associated with the preparation, due diligence,
                        administration, syndication and enforcement of all
                        documentation executed in connection with the Senior
                        Secured Credit Facilities, including, without
                        limitation, the legal fees of counsel to the
                        Administrative Agent (including the allocated cost of
                        internal counsel), regardless of whether or not the
                        Senior Secured Credit Facilities close. The Existing
                        Credit Agreement will be amended or used as the basis
                        for the new Credit Agreement. After the occurrence of an
                        Event of Default, the Borrower will also pay the
                        expenses of each Lender in connection with any workout,
                        restructuring or enforcement of the loan documents.


This Summary of Terms and Conditions is not intended to be, and should not be construed as, a commitment to lend, nor should it be construed as an attempt to establish all of the terms and conditions relating to the Senior Secured Credit Facilities. It is intended only to be indicative of certain terms and conditions around which how the loan documents might be structured and credit approval might be pursued, and not to preclude negotiations within the general scope of these terms and conditions. The loan documents containing final terms and conditions will be subject to approval by Borrower, Wells Fargo and all Lenders.

CONFIDENTIAL                        ANNEX A                         INFOUSA INC.
--------------------------------------------------------------------------------


                                   ADDENDUM II

Sources and Uses of Funds at Closing assuming 100% of Target's shares are tendered and the Existing Credit Facility is refinanced

                                     SOURCES

Revolving Facility and Term A Facility              $127,000,000

Term Facility B                                     $ 80,000,000

Cash/Revolving Facility Advances                    $ 29,209,000

Shares of Target held by Borrower                   $  2,288,000

Total                                               $238,497,000


                                      USES

Refinance Existing Credit Facility                  $127,000,000

Acquisition of Target                               $104,497,000

Breakup fee to Value Act                            $  4,000,000

Transaction Fees and Expenses                       $  3,000,000

Total                                               $238,497,000

                            [_ON infoUSA LETTERHEAD_]

                                 April 23, 2004

Mr. Steven R. Ashley                                              By Facsimile
Senior Vice President                                             (612) 667-7266
Wells Fargo Bank, National Association
MAC N9305-051
Sixth and Marquette
Minneapolis, MN  55479

Dear Mr. Ashley:

infoUSA, Inc. (the "Borrower) has received the Commitment Letter of Wells Fargo Bank, National Association (the "Wells Fargo"), dated as of April 21, 2004, under which Wells Fargo agrees to provide up to $250 million of revolving and term financing to the Borrower. Attached to the Commitment Letter as Annex A is a Summary Of Terms - Senior Secured Credit Facilities (the "Term Sheet").

The Borrower hereby requests that Wells Fargo agree that the Term Sheet be amended by deleting Paragraph 10 under the heading, "Conditions Precedent to Closing".

Please evidence Wells Fargo granting of this request by executing the acknowledgment below and returning a facsimile of this letter to Raj Das at
(402) 596-8902 and by email to raj.das@infousa.com.

Very truly yours,

infoUSA, Inc.


By /s/ Raj Das
  ___________________
Name: Raj Das
Title: Chief Financial Officer



ACKNOWLEDGED AND AGREED TO:

WELLS FARGO BANK, NATIONAL ASSOCIATION


By /s/ Steven R. Ashley
  _________________________
Name: Steven R. Ashley
Title: Senior Vice President